FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Material Fact dated October 13, 2011

MATERIAL FACT
Further to the relevant fact communication dated October 6, 2011 (registry number 151050), Banco Santander, S.A. hereby publishes the supplement to the informative document regarding the free-of-charge capital increase through which the flexible remuneration scheme “Santander Dividendo Elección” (scrip dividend scheme) will be implemented for purposes of sections 26.1.e) and 41.1.d) of Royal Decree 13107/2005, of 4 November.
Boadilla del Monte (Madrid), October 13, 2011

SUPPLEMENT TO
THE INFORMATIVE DOCUMENT
CAPITAL INCREASE CHARGED TO RESERVES CONSISTING OF
RETAINED EARNINGS
BANCO SANTANDER, S.A.
October 13, 2011
THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLES 26.1.E) AND 41.1.D) OF ROYAL DECREE 1310/2005.

1. OBJECT
This document supplements, in relation with the flexible remuneration scheme “Santander Dividendo Elección” (scrip dividend scheme), the informative document relating to the capital increase charged to reserves consisting of retained earnings approved by the Ordinary General Shareholders’ Meeting of Banco Santander held on June 17, 2011 under point eight A of the agenda (the “Increase”). The aforementioned informative document was publicly disclosed by Banco Santander through the relevant fact announcement of October 6, 2011. Capitalised terms for which definitions have not been provided within this supplement shall have the meaning indicated in the informative document.
The object of this supplement is to publish the information regarding the Increase which was pending at the date of publication of the informative document and, in particular, the number of shares to be issued in the Increase, the number of rights needed to receive a share and the definitive price of the undertaking to purchase rights formulated by Banco Santander.
The informative document of October 6, 2011 and this supplement constitute the “document containing information on the number and nature of the shares and the reasons for and details of the offer” which make the preparation and publication of a prospectus related to the issuance and admission to listing of the shares issued as a consequence of the execution of the Increase not necessary, in accordance with articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005, of 4 November (implementing Directive 2002/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading). The informative document and this supplement are available at the Bank’s website (www.santander.com) and the CNMV’s web page (www.cnmv.es).
2. PENDING INFORMATION RELATING TO THE INCREASE
2.1. Number of shares to be issued and number of rights needed to receive a share
The Executive Committee’s Meeting of Banco Santander held on October 13, 2011 resolved to execute the Increase in accordance with the terms and conditions set out by the Ordinary General Shareholders’ Meeting. Applying the formulas provided in section 2 of the Increase resolution, the mentioned Executive Committee established the following parameters for the Increase:
(i)
The number of shares to be issued is 172,275,478. Nevertheless, the actual number of shares which shall be finally issued may be lower, as it will depend on the number of rights acquired by Banco Santander under its undertaking to purchase free allotment rights. Banco Santander will waive the free allotment rights it acquires by virtue of such undertaking. Therefore, only the shares corresponding to the free allotment rights not acquired by Banco Santander will be issued;

(ii)
The number of free allotment rights needed to receive a new share is 49. The shareholders of Banco Santander who appear as such in the book-entry registries of Iberclear at 23:59 on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for October 14) will be allotted a free allotment right for each share of Santander held. Therefore, the aforementioned shareholders will have the right to receive a new share for each 49 old shares held on the mentioned date; and

(iii)
As a result, the maximum amount of the Increase shall be 86,137,739 Euros. For further clarification, the amount by which the Bank’s capital will actually be increased is dependant upon the number of shares finally issued.

In order to ensure that the number of free allotment rights needed to receive a new share and the number of shares to be issued are whole numbers and not fractions, Pereda Gestión, S.A., Banco Santander’s subsidiary, has waived 39 free allotment rights, corresponding to 39 shares of Banco Santander held by the former.

Regarding the above it should be noted that:
(i)	The NTAcc or number of outstanding shares of the Bank on the date of execution of the Increase by the Executive Committee was 8,441,498,461; and

(ii)
The PreCot figure, being the average of the weighted average price of the Santander share on the Spanish Stock Exchanges in the 5 business days prior to October 13, rounded up or down in accordance to the terms and conditions established in the Increase resolution, was 6.289 Euros.

2.2. Final price for the rights-purchase undertaking
The final price of the undertaking to purchase rights of Banco Santander, calculated in accordance with what is established in the Increase resolution, is 0.126 Euros. As a result, those shareholders willing to receive their remuneration in cash, will be able to sell their free allotment rights to Banco Santander at a fixed gross price of 0.126 Euros.
*     *     *
Banco Santander, S.A.
P.p.
Ignacio Benjumea Cabeza de Vaca
Secretary General

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 13, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President